OPTION EXCHANGE OFFER

Dear LIN TV Employee or Director:

LIN TV Corp. is pleased to announce that we are offering our employees and non-employee directors the opportunity to exchange outstanding stock options for new stock options to purchase shares of our Class A common stock.  LIN TV has a long tradition of granting stock options to its management, key personnel and non-employee directors, which reflects the Company’s belief that stock options are an effective way to align the interests of our employees and directors with the interests of our stockholders, and that stock options are also an effective retention tool for the Company.

Substantially all of the options LIN TV has granted under our Amended and Restated 2002 Stock Plan and Third Amended and Restated 2002 Non-Employee Director Stock Plan are “underwater,” or exercisable at prices greater than the current market price for our Class A common stock.  Accordingly, the Company’s outstanding stock options are not satisfying their intended purpose of providing value to, or serving as a retention tool for, our employees and directors.  Therefore, the Board of Directors has approved this offer to exchange your eligible outstanding options for new options that have a lower exercise price and, therefore, a greater potential to increase in value over time.  We believe that the proposed exchange offer will create better incentives for our employees and directors to remain at LIN TV and to contribute significantly to achieving our business goals.

If you elect to participate in the offer, for each eligible outstanding option that you surrender, you will receive one new option, and each new option granted will be exercisable for the same number of shares as the option you currently hold.  Each new option will have an exercise price that is equal to the closing price of one share of our Class A common stock on the New York Stock Exchange (“NYSE”) on the expiration date of the exchange offer.  New options will have a term of 10 years from the grant date and will vest in three equal annual tranches beginning on the first anniversary of the grant date.  Except for these matters, the terms and conditions of the new options will be substantially the same as those for the options you currently hold.

Here is an example of how the exchange would work, assuming an employee elects to exchange an option to purchase 1,000 shares of Class A common stock having an assumed exercise price of $7.00 per share, and the closing price of LIN TV’s Class A common stock on the NYSE is $1.51 on the first business day following the expiration date:

	Eligible Option	è		New Option
➢	1,000 shares		➢	1,000 shares
➢	$7.00 per share exercise price		➢	$1.51 per share exercise price
➢	Market price = $1.51		➢	Exercise price is equal to market price
➢	Options are “out of the money,” i.e., the option value is $0.00		➢	Holders of vested New Options may benefit from any future increase in the market value of our Class A common stock
➢	Options have a term of 10 years from the initial grant date		➢	New Options have a term of 10 years from the New Option grant date
➢	Options have been vesting in accordance with schedule set forth in option agreement		➢	New Options will vest in 3 equal annual installments, beginning on the first anniversary of the grant date

The document labeled “OFFER TO EXCHANGE OUTSTANDING STOCK OPTIONS FOR NEW STOCK OPTIONS” sets forth the precise terms and timing of the stock option exchange program.  You are urged to read this document and to consult with your own legal and tax advisors as to whether or not to participate in the program.

Your right to elect to exchange your options and your right to withdraw such election will expire at 5:00 p.m., Eastern Time, on June 2, 2009.  If you miss this deadline, you will not be permitted to participate in this exchange offer.

If you have any questions about our exchange offer or your stock options, please contact Daniel Donohue by email at dan.donohue@lintv.com or by telephone at (401) 454-2880.

Best personal regards,

Vincent L. Sadusky
President & Chief Executive Officer